UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. 2)

CARGO Therapeutics, Inc.

(Name of Subject Company)

CARGO Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14179K101

(CUSIP Number of Class of Securities)

Anup Radhakrishnan

Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

CARGO Therapeutics, Inc.

835 Industrial Road, Suite 400

San Carlos, CA

(650) 499-8950

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tessa Bernhardt

Benjamin A. Potter

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by CARGO Therapeutics, Inc., a Delaware corporation (“CARGO” or the “Company”) with the U.S. Securities and Exchange Commission on July 23, 2025 (as amended or supplemented by Amendment No. 1 to Schedule 14D-9 on August 8, 2025, the “Schedule 14D-9”), with respect to the tender offer made by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), for (i) $4.379 per Share in cash (the “Cash Amount”), plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 21, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on July 21, 2025, by Parent, Concentra Merger Sub VII, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Tang Capital Partners, LP and Tang Capital Management, LLC (as amended and supplemented by Amendment No. 2 to Schedule TO on August 19, 2025).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately after the subsection titled “— Regulatory Approvals,” the following new subsection:

“Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired at one minute after 11:59 p.m., Eastern time, on August 18, 2025 and were not further extended. Equiniti Trust Company, LLC, the depositary and paying agent for the Offer, advised Parent that, as of the expiration of the Offer, a total of 34,569,840 Shares were validly tendered and not validly withdrawn, representing approximately 71.48% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Parent irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares pursuant to the terms of the Offer and the Merger Agreement.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Parent owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of CARGO’s stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Merger Sub completed the acquisition of CARGO on August 19, 2025 by consummating the Merger pursuant to the Merger Agreement without a vote of CARGO’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than (i) Shares held in the treasury of CARGO immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL, and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time and (iii) Shares that were owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer and is owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time) was cancelled and converted into the right to receive the Offer Price, without interest and in each case, subject to any applicable withholding taxes, from Parent.

Prior to the opening of trading on the Nasdaq Stock Market LLC (“Nasdaq”) on August 19, 2025, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2025

CARGO Therapeutics, Inc.

By:	/s/ Anup Radhakrishnan
Anup Radhakrishnan
Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer